Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

October 10, 2005

On October 7, 2005, Entourage Mining Ltd. (the “Company”) entered into negotioations to issue, by way of private placement, up to 7 million units of the Company’s share capital at USD $0.15 per unit (each unit to consist of one common share and one non-transferable share purchase warrant, each warrant enabling the holder to purchase an additional share at USD $0.25 for a period of two years) for proceeds of up to USD$1,050,000.

The proceeds of the private placement will be used to further exploration on the Company’s gold/silver and uranium properties and for general working capital purposes.

Entourage Mining Ltd.

“Gregory Kennedy”

Gregory Kennedy
President